Exhibit 1

North America’s Railroad

NEWS RELEASE

CN ANNOUNCES CEO JEAN-JACQUES RUEST’S PLANNED RETIREMENT

Board Committee to lead global search for successor

MONTREAL, October 19, 2021 – CN (TSX: CNR) (NYSE: CNI) today announced that Jean-Jacques (JJ) Ruest will retire as president and chief executive officer and as a member of the Board of Directors of the Company, effective as of the end of January 2022, or such later time as a successor has been appointed to ensure a flawless transition.

“On behalf of the Board, I would like to thank JJ for his dedicated service to CN over 25 years and as CEO since 2018.  He has provided the company and all of our stakeholders with strong and inspired leadership.   JJ deferred discussions on his retirement plans in order to see the Company through the potential merger with KCS and closing of the transaction, and the introduction of the strategic plan announced on September 17th, 2021, which is beginning to demonstrate results.  We are grateful for his leadership and his exemplary commitment of service to the Company and wish him the all the best in his upcoming retirement.”

Robert Pace, Chair of CN’s Board of Directors

“I have been honored to lead CN during my time as chief executive officer, and I am confident that the Company is well positioned to continue to thrive following my retirement. The strength of the Company’s management team and Board allow me to announce my planned retirement knowing that the Company we have built will continue to prosper.”

JJ Ruest, President and Chief Executive Officer

The Board has appointed a CEO Search Committee consisting of the following Board members to conduct the global search and make recommendations to the full Board.

Shauneen Bruder Chair of Search Committee and Chair of the Governance, Sustainability and Safety Committee	Retired Executive Vice-President, Operations, Royal Bank of Canada
Justin M. Howell	Senior Investment Manager, Cascade Asset Management Co., asset manager for Cascade Investment, L.L.C.
Robert L. Phillips, Chair of the Audit, Finance and Risk Committee	Retired Chief Executive Officer, British Columbia Railway Company
The Hon. Kevin G. Lynch Chair of the Human Resources and Compensation Committee	Retired Vice Chair, BMO Financial Group, and Former Clerk of the Privy Council, Government of Canada

The Search Committee is working with, Korn Ferry, a leading executive search firm to conduct a global search for Mr. Ruest’s successor and will consider all qualified internal and external candidates.

About CN
CN is a world-class transportation leader and trade-enabler. Essential to the economy, to the customers, and to the communities it serves, CN safely transports more than 300 million tons of natural resources, manufactured products, and finished goods throughout North America every year. As the only railroad connecting Canada’s Eastern and Western coasts with the U.S. South through a 19,500-mile rail network, CN and its affiliates have been contributing to community prosperity and sustainable trade since 1919. CN is committed to programs supporting social responsibility and environmental stewardship.

Forward-Looking Statements
Certain statements included in this news release constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and under Canadian securities laws, including statements based on management’s assessment and assumptions and publicly available information with respect to CN. By their nature, forward-looking statements involve risks, uncertainties and assumptions. CN cautions that its assumptions may not materialize and that current economic conditions render such assumptions, although reasonable at the time they were made, subject to greater uncertainty. Forward-looking statements may be identified by the use of terminology such as “believes,” “expects,” “anticipates,” “assumes,” “outlook,” “plans,” “targets,” or other similar words.

Forward-looking statements are not guarantees of future performance and involve risks, uncertainties and other factors which may cause actual results, performance or achievements of CN to be materially different from the outlook or any future results, performance or achievements implied by such statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements. Important risk factors that could affect the forward-looking statements in this news release include, but are not limited to: the duration and effects of the COVID-19 pandemic, general economic and business conditions, particularly in the context of the COVID-19 pandemic; industry competition; inflation, currency and interest rate fluctuations; changes in fuel prices; legislative and/or regulatory developments; compliance with environmental laws and regulations; actions by regulators; increases in maintenance and operating costs; security threats; reliance on technology and related cybersecurity risk; trade restrictions or other changes to international trade arrangements; transportation of hazardous materials; various events which could disrupt operations, including illegal blockades of rail networks, and natural events such as severe weather, droughts, fires, floods and earthquakes; climate change; labor negotiations and disruptions; environmental claims; uncertainties of investigations, proceedings or other types of claims and litigation; risks and liabilities arising from derailments; timing and completion of capital programs; and other risks detailed from time to time in reports filed by CN with securities regulators in Canada and the United States. Reference should also be made to Management’s Discussion and Analysis in CN’s annual and interim reports, Annual Information Form and Form 40-F, filed with Canadian and U.S. securities regulators and available on CN’s website, for a description of major risk factors relating to CN.

Forward-looking statements reflect information as of the date on which they are made. CN assumes no obligation to update or revise forward-looking statements to reflect future events, changes in circumstances, or changes in beliefs, unless required by applicable securities laws. In the event CN does update any forward-looking statement, no inference should be made that CN will make additional updates with respect to that statement, related matters, or any other forward-looking statement.

Contacts:

Media
Canada
Mathieu Gaudreault
CN Media Relations & Public Affairs
(514) 249-4735
Mathieu.Gaudreault@cn.ca

Longview Communications & Public Affairs
Martin Cej
(403) 512-5730
mcej@longviewcomms.ca

United States
Brunswick Group
Jonathan Doorley / Rebecca Kral
(917) 459-0419 / (917) 818-9002
jdoorley@brunswickgroup.com
rkral@brunswickgroup.com
Investment Community Paul Butcher Vice-President Investor Relations (514) 399-0052 investor.relations@cn.ca